Exhibit 99.2

JBS ENDS 2023 WITH R$364 BILLION IN NET REVENUE AND EBITDA OF R$17 BILLION São Paulo, March 26, 2024 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announces today its 4Q23 and 2023 results. The comments made herein are in Brazilian Reais , in accordance with international accounting standards (IFRS), unless otherwise specified. EARNINGS Release 2023 HIGHLIGHTS • Liability Management : In September, JBS issued US $ 2 . 5 billion in Senior Notes, of which : ( i ) US $ 1 . 6 billion with a coupon of 6 . 75 % and maturity in 2034 ; and (ii) US $ 900 million with a coupon of 7 . 25 % and maturing in 2053 . In October, CRA (Agribusiness Receivables Certificates) were issued in the amount of R $ 1 . 7 billion . With the resources, JBS increased its average debt term to 11 years . At Pilgrim’s Pride, a subsidiary of the Company, the following Senior Notes were issued during 2023 : ( i ) US $ 1 billion with a coupon of 6 . 25 % and maturing in 2033 ; and (ii) US $ 500 million with a coupon of 6 . 875 % and maturing in 2034 . The resources were mainly used to repurchase Senior Notes issued by the company and pay short - term debt . • Capital Markets : ( i ) Announcement of the dual listing plan in Brazil (B 3 ) and in the USA (New York Stock Exchange) with the aim of increasing the Company's market value, attracting a wider base of investors, and expanding its investment capacity ; and (ii) registration of the 11 Senior Notes with the SEC (Securities and Exchange Commission), with the objective of expanding the investor base, liquidity of the notes and investor confidence . With this movement, JBS now has the obligation to adapt to SOX rules, have its financial statements in accordance with PCAOB standards, be subject to FCPA rules, as well as the obligation to publish a 20 - F with the SEC . • ESG : As part of its commitment to sustainability goals, JBS expanded its 100 % electric truck fleet through No Carbon, totaling 260 trucks . Additionally, the Company began to introduce the use of 100 % Biodiesel in its Brazilian truck fleet, produced by JBS Biodiesel . On the front to combat deforestation, JBS ended the year with 20 green offices aimed at regularizing and reintegrating ranchers . Since the beginning of the project, almost 20 thousand ranchers have been assisted, more than 8 thousand have been regularized and 3 . 4 million heads of cattle have been reinstated . Furthermore, to contribute to the circular economy and renewable energy, more than R $ 220 million have already been invested in biogas capture projects in the USA, Canada, Brazil and Australia, with the potential to reduce significantly scope 1 emissions . • Investments : i ) Seara inaugurated its industrial complex in Rolândia (PR), the largest and most automated chicken breaded and hot dog facility in Latin America ; (ii) JBS USA Pork began production at its first Italian specialty meats plant in North America, continuing the strategy of adding value to the Company's portfolio ; (iii) BioTech Foods began construction of its first commercial - scale cultured meat plant in Spain and the first R&D center for cultured protein in Florianópolis ; • Shareholder Compensation : Payment of interim dividends in the amount of R $ 2 . 2 billion, representing R $ 1 per share, attributed to the minimum mandatory dividends for the 2023 fiscal year . JBS (JBSS3) Price on 03.26.2024 R$22.42 Market Value on 03.26.2024 R$49.7 Billions Total Shares : 2,218,116,370 IR Contact Guilherme Cavalcanti Christiane Assis Pedro Bueno Felipe Brindo Vitor Figueira Amanda Harumi ri_ir@jbs.com.br

2 JBS BEEF NORTH AMERICA Net Revenue : R $ 116 . 3 bn (+ 2 . 0 % y/y) Adjusted EBITDA : R $ 563 . 5 mn ( - 94 . 7 % y/y) Adjusted EBITDA Margin : 0 . 5% ( - 8 . 9 p . p . y/y) JBS USA PORK Net Revenue : R $ 38 . 5 bn ( - 8 . 5 % y/y) Adjusted EBITDA : R $ 2 . 6 bn ( - 33 . 6 % y/y) Adjusted EBITDA Margin : 6 . 8% ( - 2 . 6 p . p . y/y) PPC Net Revenue : R $ 86 . 6 bn ( - 3 . 8 % y/y) Adjusted EBITDA : R $ 7 . 6 bn ( - 28 . 5 % y/y) Adjusted EBITDA Margin : 8 . 8% ( - 3 . 0 p . p . y/y) SEARA Net Revenue : R $ 41 . 3 bn ( - 3 . 9 % y/y) Adjusted EBITDA : R $ 1 . 8 bn ( - 60 . 8 % y/y) Adjusted EBITDA Margin : 4 . 4% ( - 6 . 4 p . p . y/y) JBS BRASIL Net Revenue : R $ 55 . 5 bn ( - 5 . 8 % y/y) Adjusted EBITDA : R $ 2 . 3 bn ( - 3 . 2 % y/y) Adjusted EBITDA Margin : 4 . 2% (+ 0 . 1 p . p . y/y) JBS AUSTRALIA Net Revenue : R $ 31 . 0 bn ( - 5 . 1 % y/y) Adjusted EBITDA : R $ 2 . 2 bn ( - 1 . 8 % y/y . ) Adjusted EBITDA Margin : 7 . 2% (+ 0 . 2 p . p . y/y) 2023 CONSOLIDATED 2023 CONSOLIDATED 4Q23 4Q23 Net Revenue : R $ 364 bn ( - 2 . 9 % y/y) Adjusted EBITDA : R $ 17 . 1 bn ( - 50 . 4 % y/y) Adjusted EBITDA Margin : 4 . 7% ( - 4 . 5 p . p . y/y) Net Profit : - R $ 1 . 1 bn Free Cash Flow : R $ 1 . 9 bn (vs . - R $ 136 mi in 2022 ) JBS BEEF NORTH AMERICA Net Revenue : R $ 31 . 1 bn (+ 8 . 4 % y/y) Adjusted EBITDA : R $ - 488 . 5 mn Adjusted EBITDA Margin : - 1 . 6% ( - 5 . 2 p . p . y/y) JBS USA PORK Net Revenue : R $ 10 . 4 bn ( - 1 . 7 % y/y) Adjusted EBITDA : R $ 966 . 7 mn ( - 4 . 3 % y/y) Adjusted EBITDA Margin : 9 . 3% ( - 0 . 3 p . p . y/y) PPC Net Revenue : R $ 22 . 4 bn (+ 3 . 4 % y/y) Adjusted EBITDA : R $ 2 . 2 bn (+ 145 . 4 % y/y) Adjusted EBITDA Margin : 9 . 8% (+ 5 . 7 p . p . y/y) SEARA Net Revenue : R $ 10 . 5 bn ( - 5 . 3 % y/y) Adjusted EBITDA : R $ 670 . 4 mn ( - 4 . 8 % y/y) Adjusted EBITDA Margin : 6 . 4% ( 0 . 0 p . p . y/y) JBS BRASIL Net Revenue : R $ 14 . 9 bn (+ 4 . 4 % y/y) Adjusted EBITDA : R $ 874 mn (+ 157 . 1 % y/y) Adjusted EBITDA Margin : 5 . 9% (+ 3 . 5 p . p . y/y) JBS AUSTRALIA Net Revenue : R $ 8 . 6 bn (+ 4 . 1 % y/y) Adjusted EBITDA : R $ 883 . 9 mn (+ 40 . 1 % y/y . ) Adjusted EBITDA Margin : 10 . 3% (+ 2 . 7 p . p . y/y) Net Revenue : R $ 96 . 3 bn (+ 3 . 7 % y/y) Adjusted EBITDA : R $ 5 . 1 bn (+ 11 . 6 % y/y) Adjusted EBITDA Margin : 5 . 3% (+ 0 . 4 p . p . y/y) Net Profit : R $ 83 mn ( - 96 . 5 % y/y) Free Cash Flow : R $ 4 . 3 bn (+ 550 . 4 % y/y) CONSOLIDATED HIGHLIGHTS

Year after year, we have emphasized the importance of our global platform . In the face of challenging conditions like those we encountered in 2023 , this platform has proven its strength . It has allowed us to continue generating cash and distributing dividends . Despite the persistent negative effects of the cattle cycle in the United States, the operational management measures adopted last year and the improvement in the medium - term outlook enable us to enter 2024 on the path of margin recovery . Our focus on operational excellence was key to correcting the course of two of our businesses that underperformed in 2023 : USA Beef and Seara . We identified issues and took action to adopt management measures based on our culture, with a focus on people and discipline in execution . The results of these measures are already being felt . The outlook at Seara for 2024 is positive, with significant improvement already seen in the first quarter of the year, which is traditionally challenging for the sector . Seara is now well - positioned to reap the rewards of investments in expansion made in recent years . Our multi - protein and multi - geography strategy puts us in an unmatched position in the global industry . This diversity allows us to capitalize on the cattle cycle upswing in Brazil and Australia, while our American operation faces margin declines due to current market conditions . In Australia, the improved outlook is reflected in a significant increase in margin in the fourth quarter of 2023 compared to the same period last year . In Brazil, where the situation is similar, significant growth in cattle processing volume, increased value - added product sales, the authorization of new plants to supply the Chinese market, as well as improved profitability of exports offer promising prospects for the beef business in the short and long term . The chicken and pork businesses faced persistent pressure on production costs throughout 2023 but are already benefiting from the normalization of grain prices, as evidenced by the results of Pilgrim's and USA Pork . The recovery of margins in these businesses also reflects a better balance of supply and demand . Pilgrim's margins saw strong growth, rising from 1 . 5 % in the fourth quarter of 2022 to 6 . 8 % in the fourth quarter of 2023 . Similarly, USA Pork results jumped from 4 . 8 % to 9 % in the same period . Through our global platform, we operate successfully in all relevant proteins . With results exceeding expectations, our growth in aquaculture reaffirms our belief that we will replicate what we have done previously with chicken, pork and value - added products . In 2024 , we will complete a cultivated protein facility in San Sebastián , Spain . We are also building the JBS Biotech Innovation Center in Brazil, which is a Research, Development, and Innovation Biotechnology Center . We are a food company, and our focus is to meet consumer demand for all types of protein . In 2023 , we once again demonstrated our financial strength . The maintenance of our healthy cash generation allowed us to distribute US $ 448 million in dividends for the year, creating value for our shareholders . We reduced our gross debt by US $ 1 . 6 billion, from the third quarter to the fourth quarter, which is something we plan to continue in 2024 . As a result of our financial discipline, we began the Company's deleveraging process at the end of 2023 , decreasing the leverage ratio from 4 . 87 x in the third quarter to 4 . 42 x in the fourth quarter . We remain confident in our long - term strategy : we will continue to reinforce our diversified platform, both geographically and by protein type, investing in strong brands, value - added products, and strategic partnerships with our customers . This set of actions is crucial for increasing margins and reducing volatility . The investments we made in 2023 are significant milestones that support this direction . In Brazil, we opened two new factories in the state of Paraná that will allow Seara to advance its expansion strategy in value - added products . Similarly, we commenced operations at the new Principe Italian meats facility in Columbia, Missouri, and invested in our King's Lynn pork unit in the UK to make it a center of excellence in cold cuts . JBS has demonstrated resilience and strength over its 70 years . The company's diversified platform, commitment to excellence, innovation, and sustainability, focus on people and culture, and the impending dual listing in Brazil and the United States put the company in a unique position to embark on a new cycle of accelerated growth and shareholder returns . MESSAGE FROM THE CEO Gilberto Tomazoni , CEO Global JBS 3

R $1.9Bn (136) 1,865 2022 2023 R$17.1Bn 15,458 (1,061) (R$1.1Bn) R $363.8Bn 374,852 363,817 2022 2023 Note: graphs in millions NET REVENUE ADJUSTED EBITDA 2022 2023 NET RESULTS FREE CASH FLOW 4 34,568 17,146 9.2% 4.7% 2022 2023 CONSOLIDATED HIGHLIGHTS

R$4.3Bn R$5.1Bn R$82.6Mn R $96.3Bn Note: graphs in millions . 2,350 83 NET REVENUE ADJUSTED EBITDA - 48,5% 92,865 96,341 4Q22 4Q23 4,574 5,104 4.9% 5.3% 4Q22 4Q23 4Q22 4Q23 NET RESULTS 666 4,334 4Q22 4Q23 4Q 22 4Q23 FREE CASH FLOW 5 CONSOLIDATED HIGHLIGHTS

CONSOLIDATED HIGHLIGHTS 4Q23 & 2023

R$ Million	4Q23 R$	4Q23 % NR	3Q23 R$	3Q23 % NR	Δ% 4Q23 vs 3Q23	4Q22 R$	4Q22 % NR	Δ% 4Q23 vs 4Q22	2023 R$	2023 % NR	2022 R$	2022 % NR	Δ% 2023 vs 2022
Net Revenue	**96,340.7**	**100.0%**	**91,409.5**	**100.0%**	**5.4%**	**92,865.5**	**100.0%**	**3.7%**	**363,816.5**	**100.0%**	**374,851.6**	**100.0%**	**-2.9%**
Cost of Goods Sold	(85,246.0)	-88.5%	(80,356.9)	-87.9%	6.1%	(82,177.6)	-88.5%	3.7%	(324,167.5)	-89.1%	(315,373.5)	-84.1%	2.8%
Gross Profit	**11,094.8**	**11.5%**	**11,052.6**	**12.1%**	**0.4%**	**10,687.9**	**11.5%**	**3.8%**	**39,649.0**	**10.9%**	**59,478.1**	**15.9%**	**-33.3%**
Selling Expenses	(5,977.2)	-6.2%	(5,509.9)	-6.0%	8.5%	(6,311.9)	-6.8%	-5.3%	(22,941.2)	-6.3%	(24,184.5)	-6.5%	-5.1%
General and Adm. Expenses	(3,440.0)	-3.6%	(2,906.9)	-3.2%	18.3%	(2,803.6)	-3.0%	22.7%	(11,547.1)	-3.2%	(11,829.5)	-3.2%	-2.4%
Net Financial Income (expense)	(1,686.9)	-1.8%	(1,839.1)	-2.0%	-8.3%	(2,133.8)	-2.3%	-20.9%	(6,748.0)	-1.9%	(6,352.3)	-1.7%	6.2%
Equity in earnings of subsidiaries	(1.5)	0.0%	19.7	0.0%	-	9.7	0.0%	-	47.6	0.0%	60.5	0.0%	-21.3%
Other Income (expense)	98.6	0.1%	(25.2)	0.0%	-	904.7	1.0%	-89.1%	141.5	0.0%	1,111.6	0.3%	-87.3%
Profit (loss) before taxes	**87.9**	**0.1%**	**791.0**	**0.9%**	**-88.9%**	**353.0**	**0.4%**	**-75.1%**	**(1,398.1)**	**-0.4%**	**18,283.9**	**4.9%**	**-**
Income and social contribution taxes	120.1	0.1%	(100.4)	-0.1%	-	1,861.4	2.0%	-93.6%	668.9	0.2%	(2,082.6)	-0.6%	-
Minority interest	(125.3)	-0.1%	(118.0)	-0.1%	6.2%	135.3	0.1%	-	(331.8)	-0.1%	(743.4)	-0.2%	-55.4%
Net Income (Loss)	**82.6**	**0.1%**	**572.7**	**0.6%**	**-85.6%**	**2,349.7**	**2.5%**	**-96.5%**	**(1,061.0)**	**-0.3%**	**15,457.8**	**4.1%**	**-**
Adjusted EBITDA	**5,104.4**	**5.3%**	**5,409.4**	**5.9%**	**-5.6%**	**4,574.5**	**4.9%**	**11.6%**	**17,146.1**	**4.7%**	**34,568.4**	**9.2%**	**-50.4%**
Earnings per Share	**0.04**		**0.26**		**-85.6%**	**1.06**		**-96.5%**	**n.a.**		**6.93**		**-**

NET REVENUE

In 4Q23, JBS recorded a consolidated net revenue of R$96.3 billion, which represents an increase of 4% compared to 4Q22.

During the period, around 76% of JBS' global sales were made in the domestic markets in which the Company operates and 24% through exports.

In 2023, net revenue reached R$363.8 billion (US$72.9 billion).

ADJUSTED EBITDA

In 4Q23, JBS's adjusted EBITDA reached R$5.1 billion, a growth of 12% y/y, while the EBITDA margin reached 5.3%, an increase of 40 basis points compared to the previous year.

In 2023, adjusted EBITDA reached R$17.1 billion (U$3.5 billion), a 50% reduction compared to the previous year, given the oversupply of global protein as well as high prices of grains primarily during the 1H23. From the second half of the year onwards, results improved with a better balance in the supply demand equation for hogs and poultry in North America as well as poultry in Brazil, in addition to a reduction in the price of grains throughout the second semester. For the year, the adjusted EBITDA margin was 4.7%.

R$ Million	4Q23	3Q23	Δ%	4Q22	Δ%	2023	2022	Δ%
Net income for the period (including minority interest)	**207.9**	**690.6**	**-69.9%**	**2,214.4**	**-90.6%**	**(729.1)**	**16,201.3**	**-**
Financial income (expense), net	1,686.9	1,839.1	-8.3%	2,133.8	-20.9%	6,748.0	6,352.3	6.2%
Current and deferred income taxes	(120.1)	100.4	-	(1,861.4)	-93.6%	(668.9)	2,082.6	-
Depreciation and amortization	2,859.5	2,615.6	9.3%	2,625.0	8.9%	10,725.4	9,853.8	8.8%
Equity in subsidiaries	1.5	(19.7)	-	(9.7)	-	(47.6)	(60.5)	-21.3%
(=) EBITDA	**4,635.7**	**5,226.1**	-11.3%	**5,102.1**	-9.1%	**16,027.7**	**34,429.5**	-53.4%
Other income / expenses	71.3	109.8	-35.1%	(219.7)	-	121.5	(240.4)	-
Reestructuring	36.7	8.6	327.1%	147.4	-75.1%	261.0	147.4	77.1%
Asset Impairment	26.9	(4.4)	-	0.0	-	135.2	85.6	57.9%
Net indemnity J&F*	0.0	0.0	-	(492.9)	-	0.0	(492.9)	-
Antitrust Agreements	298.7	51.2	482.9%	24.7	1108.1%	510.2	516.4	-1.2%
Donations and social projects	35.1	18.1	94.3%	12.9	171.8%	90.4	122.9	-26.5%
(=) Adjusted EBITDA	**5,104.4**	**5,409.4**	**-5.6%**	**4,574.5**	**11.6%**	**17,146.1**	**34,568.4**	-50.4%

* Value Net of PIS/COFINS

JBS

6

CONSOLIDATED RESULTS 4Q23 & 2023

NET FINANCIAL RESULT

In 4Q23, the net debt financial expense was R$1.4 billion, corresponding to US$285 million. In 2023, this amount was R$5.4 billion, equivalent to US$1.1 billion.

R$ Million	4Q23	3Q23	Δ%	4Q22	Δ%	2023	2022	Δ%
Exchange rate variation	(226.0)	223.8	-	(117.8)	91.9%	294.6	2,206.6	-86.6%
Fair value adjustments on derivatives	690.7	(278.0)	-	(385.6)	-	411.4	(1,797.4)	-
Interest expense¹	(2,409.5)	(2,092.8)	15.1%	(1,910.8)	26.1%	(8,647.1)	(6,930.5)	24.8%
Interest income¹	503.6	378.4	33.1%	344.8	46.1%	1,627.5	1,387.7	17.3%
Taxes, contribution, fees and others	(245.6)	(70.5)	248.3%	(64.3)	282.1%	(434.3)	(1,218.8)	-64.4%
Finance income (expense)	**(1,686.9)**	**(1,839.1)**	**-8.3%**	**(2,133.8)**	**-20.9%**	**(6,748.0)**	**(6,352.3)**	**6.2%**
Interest expenses from loans and financings	(1,627.8)	(1,393.3)	16.8%	(1,315.2)	23.8%	(5,888.3)	(4,696.4)	25.4%
Interest income from investments	218.1	118.4	84.2%	90.9	140.1%	525.6	353.3	48.8%
Net debt financial expense¹	**(1,409.7)**	**(1,274.9)**	**10.6%**	**(1,224.4)**	**15.1%**	**(5,362.7)**	**(4,343.1)**	**23.5%**

¹Includes interest expense on loans and financing included under passive interest, and interest on financial investments included under active interest.

NET RESULT

In 4Q23, JBS recorded a net profit of R$82.6 million and a loss of R$1.1 billion for the year.

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 4Q23 and 2023, cash flow from operating activities was R$8.5 billion and R$17 billion, respectively. Free cash flow, after addition of fixed assets, interest paid and received, and leasing was R$4.3 billion in the quarter and R$1.9 billion in the year. It is important to highlight that, as of 4Q23, JBS began to include leasing expenses in the calculation of free cash flow, aiming to more accurately represent the Company's cash generation and be more in line with the variation in net debt .

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In 4Q23 and 2023, the total value of cash flow from JBS' investment activities was R$1.7 billion and R$7 billion, respectively, with the main investment being the addition of fixed assets (CAPEX) in both periods.

7

NET DEBT BRIDGE The 2023 Net Debt ended at US $ 15 . 3 billion, an increase of US $ 123 million in the annual comparison . The main impacts that offset the EBITDA of US $ 3 . 5 billion were : ( i ) Capex in the amount of US $ 1 . 5 billion ; (ii) accrued interest in the amount of US $ 1 . 1 billion ; (iii) payment of US $ 448 million in dividends ; and (iv) US $ 429 million from commercial leasing . Additionally, the improvement in working capital of US $ 616 million was partially offset by the investment in biological assets of US $ 530 million . CONSOLIDATED RESULTS INDEBTEDNESS JBS ended the quarter with R $ 22 . 8 billion in cash and has US $ 3 . 3 billion available in revolving credit lines, without collateral, of which US $ 2 . 9 billion is at JBS USA and US $ 450 million is at JBS Brasil , equivalent to R $ 16 . 1 billion, at the closing exchange rate for the period . Thus, the Company's total availability is R $ 38 . 9 billion . At the end of the year, net debt was US $ 15 . 3 billion (R $ 74 . 1 billion), an increase of approximately US $ 123 million when compared to the end of 2022 . However, JBS ended the quarter with its leverage in reais of 4 . 32 x and in dollars of 4 . 42 x, a reduction compared to the previous quarter given the operational improvement throughout the quarter . 8 (US$ million ) 2.26x (3,458) 4.42x 4Q23 3Q23 ∆% 4Q22 ∆% 4Q23 3Q23 ∆% 4Q22 ∆% Gross Debt 96,821.8 108,113.7 -10.4% 92,354.1 4.8% 19,999.1 21,589.9 -7.4% 17,700.1 13.0% (+) Short Term Debt 4,316.4 9,239.3 -53.3% 8,228.6 -47.5% 891.6 1,845.1 -51.7% 1,577.0 -43.5% % of the Gross Debt 4% 9% 9% 4% 9% 9% (+) Long Term Debt 92,505.5 98,874.4 -6.4% 84,125.5 10.0% 19,107.6 19,744.9 -3.2% 16,123.1 18.5% % of the Gross Debt 96% 91% 91% 96% 91% 91% (-) Cash and Equivalents 22,763.7 27,725.1 -17.9% 13,182.2 72.7% 4,702.0 5,536.6 -15.1% 2,526.4 86.1% Net Debt 74,058.1 80,388.6 -7.9% 79,171.9 -6.5% 15,297.2 16,053.3 -4.7% 15,173.7 0.8% Leverage 4.32x 4.84x 2.29x 4.42x 4.87x 2.26x R$ Million US$ Million

4,702 4,136 1,103 713 1,904 2,943 2,996 2,109 166 478 2,415 883 2,882 566 2,882 450 450 Cash and Equivalents Payments After 12/31/23 Until 02/29/24 Proforma Short Term 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 to 2038 2039 to 2051 2052 2053 USD² 86.3% BRL 13.7% 10.74% a.a. 5.13% a.a. Proforma Debt Amortization Schedule (US$ Million)¹ Bonds 84% Banks 5% CRA 11% PROFORMA INDEBTEDNESS SOURCE BREAKDOWN CURRENCY & COST BREAKDOWN ¹ Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil ² Includes debts in other currencies, such as Euros and Canadian Dollars CONSOLIDATED RESULTS 9 Cash and Equivalents Revolving credit facilities USD 2.9 bn in the US Revolving credit facilities USD 450 mn in Brazil Average Term Proforma 11 yrs Average Proforma Cost 5.73% a.a. 794 97 151 20 6 13 104 1,089 0,1 207 1,808 Payments After 12/31/23 Until 02/29/24

BUSINESS UNITS 4Q23 & 2023

BUSINESS UNITS – IFRS US$

Million		4Q23	3Q23	Δ%	4Q22	Δ%	2023	2022	Δ%
Net Revenue									
Seara	R$	10,452.5	10,207.8	2.4%	11,032.4	-5.3%	41,300.3	42,967.8	-3.9%
JBS Brazil	R$	14,904.9	14,441.1	3.2%	14,271.3	4.4%	55,531.8	58,948.9	-5.8%
JBS Beef North America	R$	31,072.8	29,054.2	6.9%	28,663.2	8.4%	116,254.1	113,979.2	2.0%
JBS Australia	R$	8,570.0	7,687.9	11.5%	8,236.4	4.1%	30,974.3	32,630.1	-5.1%
JBS USA Pork	R$	10,413.5	9,890.5	5.3%	10,595.5	-1.7%	38,494.6	42,086.6	-8.5%
Pilgrim's Pride	R$	22,412.5	21,261.4	5.4%	21,675.4	3.4%	86,609.2	90,064.8	-3.8%
Others	R$	1,244.6	686.7	81.3%	994.1	25.2%	4,473.9	4,340.8	3.1%
Eliminations	R$	-2,730.1	-1,820.1	50.0%	-2,602.8	4.9%	-9,821.6	-10,166.6	-3.4%
Total	**R$**	**96,340.7**	**91,409.5**	**5.4%**	**92,865.5**	**3.7%**	**363,816.5**	**374,851.6**	**-2.9%**
Adjusted EBITDA									
Seara	R$	670.4	566.4	18.4%	703.9	-4.8%	1,803.7	4,605.8	-60.8%
JBS Brazil	R$	874.0	484.4	80.4%	339.9	157.1%	2,330.7	2,407.0	-3.2%
JBS Beef North America	R$	-488.5	502.7	-	1,027.1	-	563.5	10,712.2	-94.7%
JBS Australia	R$	883.9	664.6	33.0%	631.1	40.1%	2,241.3	2,281.9	-1.8%
JBS USA Pork	R$	966.7	1,020.9	-5.3%	1,010.3	-4.3%	2,605.5	3,922.0	-33.6%
Pilgrim's Pride	R$	2,190.6	2,195.0	-0.2%	892.6	145.4%	7,639.9	10,690.9	-28.5%
Others	R$	11.1	-21.7	-	-27.3	-	-25.6	-40.1	-36.1%
Eliminations	R$	-3.8	-3.0	27.8%	-3.0	27.8%	-12.9	-11.2	14.8%
Total	**R$**	**5,104.4**	**5,409.4**	**-5.6%**	**4,574.5**	**11.6%**	**17,146.1**	**34,568.5**	**-50.4%**
Adjusted EBITDA Margin									
Seara	%	6.4%	5.5%	0.9 p.p.	6.4%	0.0 p.p.	4.4%	10.7%	-6.4 p.p.
JBS Brazil	%	5.9%	3.4%	2.5 p.p.	2.4%	3.5 p.p.	4.2%	4.1%	0.1 p.p.
JBS Beef North America	%	-1.6%	1.7%	-3.3 p.p.	3.6%	-5.2 p.p.	0.5%	9.4%	-8.9 p.p.
JBS Australia	%	10.3%	8.6%	1.7 p.p.	7.7%	2.7 p.p.	7.2%	7.0%	0.2 p.p.
JBS USA Pork	%	9.3%	10.3%	-1.0 p.p.	9.5%	-0.3 p.p.	6.8%	9.3%	-2.6 p.p.
Pilgrim's Pride	%	9.8%	10.3%	-0.6 p.p.	4.1%	5.7 p.p.	8.8%	11.9%	-3.0 p.p.
Others	%	0.9%	-3.2%	4.0 p.p.	-2.7%	3.6 p.p.	-0.6%	-0.9%	0.4 p.p.
Total	**%**	**5.3%**	**5.9%**	**-0.6 p.p.**	**4.9%**	**0.4 p.p.**	**4.7%**	**9.2%**	**-4.5 p.p.**

BUSINESS UNITS– USGAAP US$

Million		4Q23	3Q23	Δ%	4Q22	Δ%	2023	2022	Δ%
Net Revenue									
JBS Beef North America	US$	6,272.9	5,953.2	5.4%	5,453.6	15.0%	23,303.0	22,069.1	5.6%
JBS Australia	US$	1,730.1	1,575.2	9.8%	1,567.1	10.4%	6,209.0	6,323.3	-1.8%
JBS USA Pork	US$	2,102.2	2,026.6	3.7%	2,015.9	4.3%	7,713.8	8,153.0	-5.4%
Pilgrim's Pride	US$	4,528.3	4,360.2	3.9%	4,127.4	9.7%	17,362.2	17,468.4	-0.6%
Adjusted EBITDA									
JBS Beef North America	US$	-141.2	93.2	-	112.8	-	12.2	1,932.0	-99.4%
JBS Australia	US$	172.1	103.6	66.2%	78.5	119.3%	423.7	337.1	25.7%
JBS USA Pork	US$	188.3	190.3	-1.0%	96.5	95.1%	472.0	589.6	-19.9%
Pilgrim's Pride	US$	309.5	324.0	-4.5%	62.9	392.4%	1,034.2	1,648.4	-37.3%
Adjusted EBITDA Margin									
JBS Beef North America	%	-2.3%	1.6%	-3.8 p.p.	2.1%	-4.3 p.p.	0.1%	8.8%	-8.7 p.p.
JBS Australia	%	9.9%	6.6%	3.4 p.p.	5.0%	4.9 p.p.	6.8%	5.3%	1.5 p.p.
JBS USA Pork	%	9.0%	9.4%	-0.4 p.p.	4.8%	4.2 p.p.	6.1%	7.2%	-1.1 p.p.
Pilgrim's Pride	%	6.8%	7.4%	-0.6 p.p.	1.5%	5.3 p.p.	6.0%	9.4%	-3.5 p.p.

JBS
10

BUSINESS UNITS 4Q23 & 2023

SEARA

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
IFRS - R$ Million	R$	% NR	R$	% NR	QoQ	R$	% NR	YoY	R$	% NR	R$	% NR	YoY
Net Revenue	**10,452.5**	***100.0%***	**10,207.8**	***100.0%***	**2.4%**	**11,032.4**	***100.0%***	**-5.3%**	**41,300.3**	***100.0%***	**42,967.8**	***100.0%***	**-3.9%**
Cost of Goods Sold	(8,691.9)	-83%	(8,614.1)	-84%	0.9%	(9,261.2)	-84%	-6.1%	(35,265.3)	-85%	(33,957.8)	-79%	3.9%
Gross Profit	1,760.6	17%	1,593.7	16%	10.5%	1,771.2	16%	-0.6%	6,035.0	15%	9,010.0	21%	-33.0%
Adjusted EBITDA	**670.4**	***6.4%***	**566.4**	***5.5%***	**18.4%**	**703.9**	***6.4%***	**-4.8%**	**1,803.7**	***4.4%***	**4,605.8**	***10.7%***	**-60.8%**

In 4Q23, Seara recorded a net revenue of R$10.5 billion, a reduction of 5% compared to 4Q22, and in 2023 net revenue reached R$41.3 billion, a reduction of 4% in the annual comparison. For both the quarter and the full year, the reduction in net revenue was the result of lower average prices, which were partially offset by higher volumes sold.

Sales in the domestic market, which accounted for 52% of the unit's revenue in 4Q23, totaled R$5.5 billion, 6% lower than 4Q22, reflecting lower prices in the period. On the other hand, sales records were broken for Christmas products. The Fiesta brand grew 38% in volume in 2023, more than double the market, which grew 14%. For the year, net revenue was R$20.8 billion, stable in relation to the same period of the previous year. Throughout the year, Seara continued with its strategy of strengthening its brand, reaping good results: 8 out of 10 Brazilian households that purchased the Seara brand also repurchased it in 2023. Furthermore, it is the most present brand in Brazilian homes in the Lasagna, Bacon and Hamburger categories.

In the foreign market, net revenue in dollars reached US$1 billion, representing an increase of 1% compared to 4Q22, driven by a 3% growth in volumes sold. However, throughout the year, net revenue totaled US$4.1 billion (-5% y/y), influenced by the 10% reduction in average prices, as a result of the global excess of poultry, mainly during the first half of the year.

The year 2023 was very challenging. Despite continuous margin improvements quarter over quarter, the result was below expectations. We faced both internal and external challenges, particularly due to the global oversupply of poultry in the first half of the year and high production costs, given the high price of grains, challenges in the farming part of the business, and lower dilution of fixed costs reflecting the ramp-up of new plants. However, we remained focused on the business fundamentals: brands, innovation, commercial execution, and manufacturing efficiency. Although the year started with significant challenges, we managed to end it on a positive trend, leaving us optimistic for a considerably better 2024.


Seara
Doriana

JBS
11

BUSINESS UNITS 4Q23 & 2023

JBS BRASIL

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
IFRS - R$ Million	**R$**	**% NR**	**R$**	**% NR**	**QoQ**	**R$**	**% NR**	**YoY**	**R$**	**% NR**	**R$**	**% NR**	**YoY**
Net Revenue	**14,904.9**	**100.0%**	**14,441.1**	**100.0%**	**3.2%**	**14,271.3**	**100.0%**	**4.4%**	**55,531.8**	**100.0%**	**58,948.9**	**100.0%**	**-5.8%**
Cost of Goods Sold	(12,302.9)	-83%	(12,240.6)	-85%	0.5%	(12,346.1)	-87%	-0.4%	(47,000.5)	-85%	(50,087.3)	-85%	-6.2%
Gross Profit	2,602.0	17%	2,200.6	15%	18.2%	1,925.2	13%	35.2%	8,531.3	15%	8,861.6	15%	-3.7%
Adjusted EBITDA	**874.0**	**5.9%**	**484.4**	**3.4%**	**80.4%**	**339.9**	**2.4%**	**157.1%**	**2,330.7**	**4.2%**	**2,407.0**	**4.1%**	**-3.2%**

In 4Q23, JBS Brasil recorded net revenue of R$14.9 billion (+4% y/y), this growth mainly reflects higher volumes sold. For the year, net revenue was R$55.5 billion (-6% y/y), given the reduction in prices in both the domestic and international markets.

In the domestic market, revenue in the fresh beef category grew 12% in 4Q23 and 3% y/y in 2023, both as a result of higher volumes sold in the period. This growth is mainly attributed to the favorable livestock cycle, resulting in greater availability of animals for slaughter. According to the IBGE (Brazilian Institute of Geography and Statistics), total cattle slaughter growth for the year was approximately 14% y/y and for the quarter approximately 20% y/y. Throughout the year, the Company maintained its focus on commercial execution, increasing and improving the level of service with partners in the Friboi+ program, bringing the Friboi and Swift brands closer to consumers and improving the supply of products with greater added value.

In 2023, sales to the foreign market demonstrated higher volatility between quarters. The beginning of the year was marked by a self-embargo on beef exports to China following the confirmation of an atypical case of bovine spongiform encephalopathy (BSE), negatively impacting prices and volumes. With the end of the embargo, the second quarter benefited from the reopening of exports to the Chinese market, in addition to a more favorable international market. With the better beef cycle, as previously mentioned, the second half of the year was marked by lower prices, but with higher sales volume. Therefore, net revenue grew 19% y/y in 4Q23, but fell 9% in yearly comparison.

EBITDA totaled R$874 million, with an EBITDA margin of 5.9% in 4Q23 and R$2.3 billion, with an EBITDA margin of 4.2% in 2023. It is worth mentioning that the profitability of this business unit also benefited from a lower price of purchasing cattle. According to data published by CEPEA-ESALQ, the price of live cattle during the quarter was approximately R$240/arroba (-17% y/y) and for the year R$254/arroba (-20% y/y).

In 2023, in a survey carried out by the Datafolha Institute in thousands of Brazilian homes, the Friboi brand was once again Top of Mind, that is, the most remembered and preferred brand by the Brazilian consumer. Friboi won the meat category for the fourth time and consolidated itself as the absolute leader in this category.



Note: On March 1, 2020, through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos. Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment.

12

BUSINESS UNITS 4Q23 & 2023

JBS BEEF NORTH AMERICA

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
IFRS - R$ Million	**R$**	**% NR**	**R$**	**% NR**	**QoQ**	**R$**	**% NR**	**YoY**	**R$**	**% NR**	**R$**	**% NR**	**YoY**
Net Revenue	**31,072.8**	**100.0%**	**29,054.2**	**100.0%**	**6.9%**	**28,663.2**	**100.0%**	**8.4%**	**116,254.1**	**100.0%**	**113,979.2**	**100.0%**	**2.0%**
Cost of Goods Sold	(30,316.8)	-98%	(27,281.3)	-94%	11.1%	(26,120.2)	-91%	16.1%	(110,645.7)	-95%	(97,288.4)	-85%	13.7%
Gross Profit	756.1	2%	1,773.0	6%	-57.4%	2,543.0	9%	-70.3%	5,608.4	5%	16,690.9	15%	-66.4%
Adjusted EBITDA	**(488.5)**	**-1.6%**	**502.7**	**1.7%**	**-**	**1,027.1**	**3.6%**	**-**	**563.5**	**0.5%**	**10,712.2**	**9.4%**	**-94.7%**

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
USGAAP[1] - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**6,272.9**	**100.0%**	**5,953.2**	**100.0%**	**5.4%**	**5,453.6**	**100.0%**	**15.0%**	**23,303.0**	**100.0%**	**22,069.1**	**100.0%**	**5.6%**
Cost of Goods Sold	(6,369.6)	-102%	(5,796.3)	-97%	9.9%	(5,291.2)	-97%	20.4%	(23,106.6)	-99%	(19,931.3)	-90%	15.9%
Gross Profit	(96.7)	-2%	156.9	3%	-	162.4	3%	-	196.4	1%	2,137.8	10%	-90.8%
Adjusted EBIT	**(189.9)**	**-3.0%**	**49.3**	**0.8%**	**-**	**65.5**	**1.2%**	**-**	**(163.3)**	**-0.7%**	**1,766.2**	**8.0%**	**-**
Adjusted EBITDA	**(141.2)**	**-2.3%**	**93.2**	**1.6%**	**-**	**112.8**	**2.1%**	**-**	**12.2**	**0.1%**	**1,932.0**	**8.8%**	**-99.4%**

In IFRS and Reais, net revenue for 4Q23 was R$31.1 billion, an increase of 8.4% compared to 4Q22, with a negative adjusted EBITDA of R$488.5 million and a negative EBITDA margin of 1.6 %. These results include the impact of the 6% appreciation in the average exchange rate, which went from R$5.26 in 4Q22 to R$4.95 in 4Q23. In 2023, net revenue was R$116.3 billion, an increase of 2% compared to 2022, while adjusted EBITDA was R$563.5 million, with a margin of 0.5%. In 2023, the average exchange rate was R$4.99, an appreciation of 3% in the annual comparison.

In US GAAP and US$, net revenue was US$6.3 billion in 4Q23, an increase of 15% compared to 4Q22 and adjusted EBITDA was negative at US$141.2 million, with a negative margin of 2.3%. In the year, net revenue was US$23.3 billion, an increase of 5.6% compared to 2022 and adjusted EBITDA was US$12.2 million, with a 0.1% margin.

Both for the year and for the quarter, beef margins in North America suffered a relevant impact compared to the previous year, as a result of the cattle cycle in the region, reducing the availability of animals for slaughter and significantly increasing costs. According to data released by the USDA, cattle prices remained at high levels, growing 16% y/y in 4Q23 and 21% y/y in 2023. Therefore, as the price of cattle represents 85% of the cost of goods sold, and growth in costs was higher than the growth in the cutout, profitability came under pressure for the period.

For the year, US beef exports fell 16% y/y, according to the USDA, mainly due to a restricted supply combined with lower Asian demand. The top 3 US destinations continue to be South Korea, China and Japan.

grass run farms
100% grass fed beef

ASPEN RIDGE
NATURAL ANGUS BEEF


100% GRASS FED



[1]The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are marked to market. Volume and price calculations do not consider the impact of acquisitions.

JBS
13

BUSINESS UNITS 4Q23 & 2023

JBS AUSTRALIA

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
IFRS - R$ Million	**R$**	**% NR**	**R$**	**% NR**	**QoQ**	**R$**	**% NR**	**YoY**	**R$**	**% NR**	**R$**	**% NR**	**YoY**
Net Revenue	**8,570.0**	***100.0%***	**7,687.9**	***100.0%***	**11.5%**	**8,236.4**	***100.0%***	**4.1%**	**30,974.3**	***100.0%***	**32,630.1**	***100.0%***	**-5.1%**
Cost of Goods Sold	(7,029.0)	-82%	(6,561.8)	-85%	7.1%	(7,212.0)	-88%	-2.5%	(26,811.8)	-87%	(28,663.2)	-88%	-6.5%
Gross Profit	1,541.0	18%	1,126.1	15%	36.8%	1,024.4	12%	50.4%	4,162.6	13%	3,966.9	12%	4.9%
Adjusted EBITDA	**883.9**	***10.3%***	**664.6**	***8.6%***	**33.0%**	**631.1**	***7.7%***	**40.1%**	**2,241.3**	***7.2%***	**2,281.9**	***7.0%***	**-1.8%**

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
USGAAP[1] - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**1,730.1**	***100.0%***	**1,575.2**	***100.0%***	**9.8%**	**1,567.1**	***100.0%***	**10.4%**	**6,209.0**	***100.0%***	**6,323.3**	***100.0%***	**-1.8%**
Cost of Goods Sold	(1,531.5)	-89%	(1,448.6)	-92%	5.7%	(1,480.5)	-94%	3.4%	(5,701.3)	-92%	(5,912.1)	-93%	-3.6%
Gross Profit	198.6	11%	126.6	8%	56.8%	86.6	6%	129.3%	507.7	8%	411.2	7%	23.5%
Adjusted EBIT	**147.8**	***8.5%***	**82.1**	***5.2%***	**80.1%**	**50.0**	***3.2%***	**195.7%**	**332.8**	***5.4%***	**246.3**	***1.1%***	**35.1%**
Adjusted EBITDA	**172.1**	***9.9%***	**103.6**	***6.6%***	**66.2%**	**78.5**	***5.0%***	**119.3%**	**423.7**	***6.8%***	**337.1**	***5.3%***	**25.7%**

Considering the results in IFRS and Reais, net revenue for 4Q23 was R$8.6 billion (+4% y/y) and R$31 billion (-5% y/y) for 2023. Adjusted EBITDA was R$883.9 million for 4Q23, with an EBITDA margin of 10.3%, and for the year it was R$2.2 billion, with an EBITDA margin of 7.2%. These results include the impact of the 6% appreciation in the average exchange rate, which went from R$5.26 in 4Q22 to R$4.95 in 4Q23. In 2023, the average exchange rate was R$4.99, an appreciation of 3% in the annual comparison.

In US GAAP and US$, net revenue was US$1.7 billion (+10% y/y) for 4Q23 and US$6.2 billion (-2% y/y) for 2023. Adjusted EBITDA was US$172.1 million for 4Q23, with an EBITDA margin of 9.9%, and for the year US$423.7 million, with an EBITDA margin of 6.8%. For the quarter, revenue growth was the result of higher volumes sold, reflecting the greater availability of cattle in the market. However, for the year, the growth in volumes sold was not enough to offset the reduction in prices in the domestic and international markets.

The volume of the beef business grew 11% compared to 4Q22, due to the growth in sales in both the domestic and export markets. The improvement in EBITDA margin for both periods is a reflection of lower cattle prices, given the greater availability of animals due to the more favorable cycle. According to MLA (Meat & Livestock Australia), the price of cattle in Australia fell 55% y/y in 4Q22 and 47% y/y in 2023.

In relation to the aquaculture business, the growing profitability in the quarter and year is due to increased operational efficiencies.

Net revenue from the pork business continues to grow as a result of the improvement in prices in the quarter. This year's growth is a reflection of the program to improve herd health and better carcass optimization.

Primo, the prepared foods unit, recorded an increase in average prices in the quarter and year, but this was offset by lower volumes sold, a result of weaker demand in the face of inflationary pressure.

GREAT SOUTHERN Primo HUON Rivalea AUSTRALIA


Primo
champagne
Chorizo
HUON
HUON

[1]The difference in JBS Australia's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological assets, in IFRS they are marked to market, while in USGAAP they are at average cost. Volume and price calculations do not consider the impact of acquisitions.

JBS
14

JBS USA PORK BUSINESS UNITS ¹The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1 Q 19 and different accounting criteria . In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost . Volume and price calculations do not consider the impact of acquisitions . In IFRS and reais , in 4 Q 23 , net revenue was R $ 10 . 4 billion, a drop of 2 % compared to 4 Q 22 and adjusted EBITDA was R $ 966 . 7 million, with a margin of 9 . 3% . These results include the impact of the 6 % appreciation in the average exchange rate, which went from R $ 5 . 26 in 4 Q 22 to R $ 4 . 95 in 4 Q 23 . In 2023 , net revenue was R $ 38 . 5 billion, which corresponds to a drop of 9 % compared to 2022 , while adjusted EBITDA was R $ 2 . 6 billion, with a margin of 6 . 8% . In 2023 , the average exchange rate was R $ 4 . 99 , an appreciation of 3 % in the annual comparison . In USGAAP and US $ , net revenue was US $ 2 . 1 billion, an increase of 4 % compared to 4 Q 22 , due to the 12 % increase in volume sold . Adjusted EBITDA totaled US $ 188 . 3 million in 4 Q 23 , with a margin of 9% . In 2023 , net revenue was US $ 7 . 7 billion, a drop of 5 % compared to 2022 , as a result of the 10 % drop in average prices, and adjusted EBITDA was US $ 472 . 0 million, with a margin of 6 . 1% . The first half of 2023 was marked by an excess supply of animals in the domestic market, putting pressure on prices and profitability . However, throughout the year, a movement towards normalization of supply and demand in the industry was observed . In the international market, USDA data for the year indicates an increase in pork exports by 13% , especially to Mexico, Japan, South Korea and Canada . In addition to the better balance of supply and demand, the improvement in profitability throughout the year is the result of : ( i ) lower average grain costs in 2023 ( - 19 % y/y) ; (ii) reduction in the average pork price in 2023 ( - 22 % y/y) ; and (iii) continuous efforts aimed at expanding the value - added portfolio, in addition to improving commercial, operational and logistical execution ; 15 IFRS - R$ Million ∆% ∆% ∆% IFRS - R$ Million R$ % NR R$ % NR QoQ R$ % NR YoY R$ % NR R$ % NR YoY Net Revenue 10,413.5 100.0% 9,890.5 100.0% 5.3% 10,595.5 100.0% -1.7% 38,494.6 100.0% 42,086.6 100.0% -8.5% Cost of Goods Sold (8,890.0) -85% (8,371.4) -85% 6.2% (8,890.7) -84% 0.0% (33,584.0) -87% (35,556.2) -84% -5.5% Gross Profit 1,523.5 15% 1,519.1 15% 0.3% 1,704.8 16% -10.6% 4,910.6 13% 6,530.4 16% -24.8% Adjusted EBITDA 966.7 9.3% 1,020.9 10.3% -5.3% 1,010.3 9.5% -4.3% 2,605.5 6.8% 3,922.0 9.3% -33.6% 20224Q23 3Q23 4Q22 2023 USGAAP¹ - US$ Million ∆% ∆% ∆% USGAAP¹ - US$ Million US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR US$ % NR YoY Net Revenue 2,102.2 100.0% 2,026.6 100.0% 3.7% 2,015.9 100.0% 4.3% 7,713.8 100.0% 8,153.0 100.0% -5.4% Cost of Goods Sold (1,916.4) -91% (1,841.0) -91% 4.1% (1,915.4) -95% 0.1% (7,237.4) -94% (7,543.4) -93% -4.1% Gross Profit 185.8 9% 185.6 9% 0.1% 100.5 5% 84.9% 476.4 6% 609.6 7% -21.9% Adjusted EBIT 135.5 6.4% 152.1 7.5% -10.9% 63.4 3.1% 113.7% 307.2 4.0% 462.0 2.1% -33.5% Adjusted EBITDA 188.3 9.0% 190.3 9.4% -1.0% 96.5 4.8% 95.1% 472.0 6.1% 589.6 7.2% -19.9% 2023 20224Q23 3Q23 4Q22

16 PILGRIM’S PRIDE CORPORATION BUSINESS UNITS ¹The difference in EBITDA between PPC's IFRS and USGAAP results, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1 Q 19 and different criteria for accounting for the amortization of parent birds : in IFRS, the amortization of the asset biological, due to its longer term nature, is considered an expense subject to adjustment in EBITDA, while in USGAAP the amortization of biological assets is recorded in the Cost of Product Sold and is not adjusted in EBITDA . Considering the results in IFRS and Reais , PPC presented net revenue of R $ 22 . 4 billion in 4 Q 23 , an increase of 3 % compared to 4 Q 22 , and adjusted EBITDA of R $ 2 . 2 billion, with an EBITDA margin of 9 . 8% . These results include the impact of the 6 % appreciation in the average exchange rate, which went from R $ 5 . 26 in 4 Q 22 to R $ 4 . 95 in 4 Q 23 . In 2023 , net revenue was R $ 86 . 6 billion, which corresponds to a drop of 4 % compared to 2022 , while adjusted EBITDA was R $ 7 . 6 billion ( - 29 % y/y), with a margin of 8 . 8% . In US GAAP and US $ , PPC's net revenue in 4 Q 23 was US $ 4 . 5 billion, 10 % higher than 4 Q 22 , and adjusted EBITDA was US $ 309 . 5 million with a margin of 6 . 8% . In 2023 , net revenue was US $ 17 . 4 billion, a slight decrease of 0 . 6 % compared to 2022 , and adjusted EBITDA was US $ 1 . 0 billion ( - 37 % y/y), with a margin of 6 . 0% . In 2023 , the average exchange rate was R $ 4 . 99 , an appreciation of 3 % in the annual comparison . The year 2023 was marked by high volatility in the commodities market . At the beginning of the year, poultry prices began at historically low levels due to excess supply and also lower demand resulting from low consumer confidence . However, over the course of the year, prices gradually normalized, but cost inflation remained high . Therefore, despite the challenges faced, the Company remained focused on executing its strategy and managed to grow its results throughout the year . In the United States, in 2023 , the diversified product portfolio demonstrated its resilience in the face of a challenging supply and demand scenario throughout the year . Furthermore, the intense focus on operational excellence, improved service levels with key customers and expansion of the portfolio of value - added and branded products contributed positively to margin growth . Therefore, the PPC in the United States ended 4 Q 23 with an EBITDA margin of 7 . 5% , the highest margin of the year . During 2023 , in Mexico, Pilgrim’s further strengthened its relationships with key customers, expanded its portfolio of branded prepared foods and continued to invest in and improve the live birds operation . Therefore, even with a weaker fourth quarter, although better than the previous year, due to the seasonality of the period and excess supply, the Company presented solid and consistent results for the year . In Europe, 2023 was marked by a positive trajectory of margin growth, with the fourth quarter being the best result of the year . This result is a reflection of the continuous optimization of the plants, cost recovery efforts, consolidation of back - office activities, increased partnerships with key customers, expansion of the portfolio of branded products and innovation . IFRS - R$ Million ∆% ∆% ∆% IFRS - R$ Million R$ % NR R$ % NR QoQ R$ % NR YoY R$ % NR R$ % NR YoY Net Revenue 22,412.5 100.0% 21,261.4 100.0% 5.4% 21,675.4 100.0% 3.4% 86,609.2 100.0% 90,064.8 100.0% -3.8% Cost of Goods Sold (19,623.7) -88% (18,505.2) -87% 6.0% (20,028.8) -92% -2.0% (76,595.4) -88% (76,016.2) -84% 0.8% Gross Profit 2,788.8 12% 2,756.1 13% 1.2% 1,646.6 8% 69.4% 10,013.8 12% 14,048.7 16% -28.7% Adjusted EBITDA 2,190.6 9.8% 2,195.0 10.3% -0.2% 892.6 4.1% 145.4% 7,639.9 8.8% 10,690.9 11.9% -28.5% 20224Q23 3Q23 4Q22 2023 USGAAP¹ - US$ Million ∆% ∆% ∆% USGAAP¹ - US$ Million US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR US$ % NR YoY Net Revenue 4,528.3 100.0% 4,360.2 100.0% 3.9% 4,127.4 100.0% 9.7% 17,362.2 100.0% 17,468.4 100.0% -0.6% Cost of Goods Sold (4,207.3) -93% (4,014.3) -92% 4.8% (4,031.6) -98% 4.4% (16,243.8) -94% (15,656.6) -90% 3.8% Gross Profit 321.0 7% 345.9 8% -7.2% 95.8 2% 235.2% 1,118.4 6% 1,811.8 10% -38.3% Adjusted EBIT 197.0 4.4% 219.7 5.0% -10.3% (39.3) -1.0% - 614.3 3.5% 1,245.3 5.6% -50.7% Adjusted EBITDA 309.5 6.8% 324.0 7.4% -4.5% 62.9 1.5% 392.4% 1,034.2 6.0% 1,648.4 9.4% -37.3% 20224Q23 3Q23 4Q22 2023

704 147 420 566 670 6.4% 1.4% 4.1% 5.5% 6.4% 4Q22 1Q23 2Q23 3Q23 4Q23 78 19 130 104 172 5.0% 1.3% 8.6% 6.6% 9.9% 4Q22 1Q23 2Q23 3Q23 4Q23 14.3 12.2 14.0 14.4 14.9 4Q22 1Q23 2Q23 3Q23 4Q23 Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA JBS Brasil (IFRS - R$) 11.0 10.3 10.3 10.2 10.5 4Q22 1Q23 2Q23 3Q23 4Q23 Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA Seara (IFRS - R$) 63 152 249 324 310 1.5% 3.6% 5.8% 7.4% 6.8% 4Q22 1Q23 2Q23 3Q23 4Q23 4.1 4.2 4.3 4.4 4.5 4Q22 1Q23 2Q23 3Q23 4Q23 Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA Pilgrim's Pride (USGAAP - US$) Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA JBS USA Pork (USGAAP - US$) 97 66 27 190 188 4.8% 3.7% 1.5% 9.4% 9.0% 4Q22 1Q23 2Q23 3Q23 4Q23 2.0 1.8 1.8 2.0 2.1 4Q22 1Q23 2Q23 3Q23 4Q23 Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA 1.6 1.4 1.5 1.6 1.7 4Q22 1Q23 2Q23 3Q23 4Q23 JBS Australia (USGAAP - US$) 113 - 23 83 93 - 141 2.1% - 0.4% 1.4% 1.6% - 2.3% 4Q22 1Q23 2Q23 3Q23 4Q23 Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA 5.5 5.3 5.8 6.0 6.3 4Q22 1Q23 2Q23 3Q23 4Q23 JBS Beef North America (USGAAP - US$) 340 297 676 484 874 2.4% 2.4% 4.8% 3.4% 5.9% 4Q22 1Q23 2Q23 3Q23 4Q23 17 BUSINESS UNITS 92.9 86.7 89.4 91.4 96.3 4Q22 1Q23 2Q23 3Q23 4Q23 4,574 2,162 4,470 5,409 5,104 4.9% 2.5% 5.0% 5.9% 5.3% 0 5,000 10,000 15,000 20,000 4Q22 1Q23 2Q23 3Q23 4Q23 Consolidated (IFRS - R$) Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA

ATTACHED TABLES AND GRAPHICS

GRAPHIC 1 | **JBS EXPORTS IN 2023 AND 2022**


2023
-3.8%
US$
18.4 billions
Greater China¹
25.4%
USA
13.3%
Africa &
Middle East
11.6%
Soth Korea
8,5%
Japan
8.3%
E.U
6.7%
Others
26.2%


2022
US$
19.1 billions
Greater
China¹
26.2%
Africa &
Middle East
12.2%
USA
11.5%
Japan
9.7%
South
Korea
8.1%
E.U.
5.9%
Others
26.4%

Note 1. Considers China and Hong Kong

TABLE 1 | **CAPEX**

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
R$ Million	**R$**	**% CAPEX**	**R$**	**% CAPEX**	**QoQ**	**R$**	**% CAPEX**	**YoY**	**R$**	**% CAPEX**	**R$**	**% CAPEX**	**YoY**
Total Capex	**1,990.9**	***100.0%***	**1,832.4**	***100.0%***	**8.6%**	**3,440.8**	***100.0%***	**-42.1%**	**7,492.3**	***100.0%***	**11,226.6**	***100.0%***	**-33.3%**
Expansion	887.5	45%	879.3	48%	0.9%	1,921.9	56%	-53.8%	3,662.3	49%	6,172.4	55%	-40.7%
Maintenance	1,103.3	55%	953.1	52%	15.8%	1,518.9	44%	-27.4%	3,830.0	51%	5,054.2	45%	-24.2%

TABLE 2 | **COGS BREAKDOWN**

4Q23 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	74.5%	87.1%	67.9%	85.2%	74.4%	70.2%	51.8%
Processing (including ingredients and packaging)	14.6%	7.6%	20.3%	8.1%	8.0%	14.6%	31.0%
Labor Cost	10.9%	5.3%	11.7%	6.7%	17.7%	15.2%	17.3%

JBS
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19 BALANCE SHEET FINANCIAL STATEMENTS Balance Sheet In million of Brazilian Reais - R$ Current Assets 12/31/23 12/31/22 Cash and cash equivalents 22,122 13,182 Margin cash 641 679 Trade accounts receivable 16,416 20,235 Inventories 24,697 28,142 Biological assets 8,289 9,711 Recoverable taxes 4,450 5,331 Derivative assets 425 443 Other current assets 1,565 1,668 TOTAL CURRENT ASSETS 78,605 79,391 Non-Current Assets 12/31/23 12/31/22 Recoverable taxes 8,445 9,166 Biological assets 2,573 2,619 Related party receivables 574 951 Deferred income taxes 3,751 3,161 Derivative assets 397 123 Other non-current assets 1,545 1,118 17,285 17,138 Investments equity-accounted investees 274 295 Property, plant and equipment 62,541 62,171 Right of use asset 8,258 8,375 Intangible assets 9,613 10,328 Goodwill 29,556 30,412 TOTAL NON-CURRENT ASSETS 127,527 128,720 TOTAL ASSETS 206,132 208,111 Consolidated

20 BALANCE SHEET FINANCIAL STATEMENTS Balance Sheet In million of Brazilian Reais - R$ Current Liabilities 12/31/23 12/31/22 Trade accounts payable 25,451 31,010 Supply chain finance 4,590 3,071 Loans and financing 4,316 8,229 Income taxes 403 475 Other taxes payable 697 726 Payroll and social charges 6,280 6,251 Lease liabilities 1,707 1,788 Dividends payable 2 0 Provisions for legal proceedings 956 909 Derivative liabilities 698 560 Other current liabilities 2,813 2,142 TOTAL CURRENT LIABILITIES 47,914 55,160 Non-Current Liabilities 12/31/23 12/31/22 Loans and financing 92,505 84,126 Income and other taxes payable 457 606 Payroll and social charges 2,375 2,379 Lease liabilities 7,207 7,196 Deferred income taxes 6,585 7,112 Provision for legal proceedings 1,530 1,321 Other non-current liabilities 561 402 TOTAL NON-CURRENT LIABILITIES 111,220 103,141 Equity 12/31/23 12/31/22 Share capital - common shares 23,576 23,576 Capital reserve (774) (808) Other reserves 31 36 Profit reserves 15,380 18,653 Accumulated other comprehensive income 5,138 4,886 Attributable to company shareholders 43,351 46,344 Attributable to non-controlling interest 3,647 3,465 TOTAL EQUITY 46,998 49,809 TOTAL LIABILITIES AND EQUITY 206,132 208,111 Consolidated

21 FINANCIAL STATEMENTS INCOME STATEMENT In million of Brazilian Reais - R$ 2023 2022 NET REVENUE 363,817 374,852 Cost of sales (324,168) (315,374) GROSS PROFIT 39,649 59,478 Selling expenses (22,941) (24,184) General and administrative expenses (11,547) (11,830) Other expenses (613) (518) Other income 755 1,630 NET OPERATING EXPENSES (34,347) (34,902) OPERATING PROFIT 5,302 24,576 Finance income 2,914 4,215 Finance expense (9,662) (10,567) NET FINANCE EXPENSE (6,748) (6,352) Share of profit of equity-accounted investees, net of tax 48 61 PROFIT (LOSS) BEFORE TAXES (1,398) 18,284 Current income taxes (338) (2,587) Deferred income taxes 1,007 504 TOTAL INCOME TAXES 669 (2,083) NET INCOME (LOSS) (729) 16,201 ATTRIBUTABLE TO: Company shareholders (1,061) 15,458 Non-controlling interest 332 743 (729) 16,201 Basic earnings per share - common shares (R$) (0.48) 6.93 Consolidated

22 FINANCIAL STATEMENTS INCOME STATEMENT In million of Brazilian Reais - R$ 4T23 4T22 NET REVENUE 96,341 92,865 Cost of sales (85,246) (82,178) GROSS PROFIT 11,095 10,688 Selling expenses (5,977) (6,312) General and administrative expenses (3,440) (2,804) Other expenses (68) (237) Other income 167 1,142 NET OPERATING EXPENSES (9,319) (8,211) OPERATING PROFIT 1,776 2,477 Finance income 1,194 345 Finance expense (2,881) (2,479) NET FINANCE EXPENSE (1,687) (2,134) Share of profit of equity-accounted investees, net of tax (1) 10 PROFIT (LOSS) BEFORE TAXES 88 353 Current income taxes 333 2,309 Deferred income taxes (213) (447) TOTAL INCOME TAXES 120 1,861 NET INCOME (LOSS) 208 2,214 ATTRIBUTABLE TO: Company shareholders 83 2,350 Non-controlling interest 125 (135) 208 2,214 Basic earnings per share - common shares (R$) 0.04 1.06 Consolidated

23 FINANCIAL STATEMENTS CASH FLOW STATEMENT Statements of cash flows for the years ended December 31 In million of Brazilian Reais - R$ Cash flow 2023 2022 Net income (loss) (729) 16,201 Adjustments for: Depreciation and amortization 10,725 9,854 Expected Credit Losses 50 47 Share of profit of equity-accounted investees (48) (61) Gain on sales of assets (72) (99) Tax expense (669) 2,083 Net finance expense 6,748 6,352 Share-based compensation 34 39 Provisions for legal proceedings 527 225 Impairment of Goodwill and property, plant and equipment 155 104 Leniency agreement - (543) Gain for bargain purchase - (266) Net realizable value inventory adjustments (30) 68 Fair value adjustment of biological assets 443 (205) DOJ (Department of Justice) and antitrust agreements 510 516 17,646 34,317 Changes in assets and liabilities: Trade accounts receivable 3,126 (1,297) Inventories 2,345 (2,339) Recoverable taxes 660 (3,654) Other current and non-current assets (190) 742 Biological assets (2,646) (4,443) Trade accounts payable and supply chain finance (4,118) 1,307 Tax paid in installments (241) (403) Other current and non-current liabilities 1,213 (644) Income taxes paid (355) (5,288) DOJ and Antitrust agreements payment (443) (873) Changes in operating assets and liabilities (648) (16,891) Cash provided by operating activities 16,998 17,426 Interest paid (6,438) (4,799) Interest received 939 706 Net cash flows provided by operating activities 11,499 13,334 Cash flows from investing activities Purchases of property, plant and equipment (7,492) (11,227) Purchases of intangible assets (45) (43) Proceeds from sale of property, plant and equipment 360 253 Additional investments in joint-ventures and subsidiaries - (11) Acquisitions, net of cash acquired (17) (1,979) Dividends received 63 14 Related party transactions 5 4 Other 103 (136) Cash used in investing activities (7,024) (13,125) Cash flows from financing activities Proceeds from loans and financings 44,701 40,928 Payments of loans and financings (35,112) (38,420) Payments of lease (2,142) (2,243) Derivative instruments received (settled) (58) (1,342) Dividends paid (2,218) (4,436) Dividends paid to non-controlling interest (30) (26) Margin cash (131) 570 PPC share repurchase - (966) Purchase of treasury shares - (3,648) Disposal of treasury shares - 824 Cash provided (used in) by financing activities 5,011 (8,759) Effect of exchange rate changes on cash and cash equivalents (545) (1,507) Net change in cash and cash equivalents 8,940 (10,057) Cash and cash equivalents at the beggining of period 13,182 23,239 Cash and cash equivalents at the end of period 22,122 13,182 Consolidated

24 FINANCIAL STATEMENTS CASH FLOW STATEMENT Statements of cash flows for the three months period ended December 31 In million of Brazilian Reais - R$ Cash flow 4T23 4T22 Net Income (loss) 208 2,214 Adjustments for: Depreciation and amortization 2,859 2,625 Expected Credit Losses 1 (28) Share of profit of equity-accounted investees 1 (10) Gain on sales of assets (39) (66) Taxes expense (120) (1,861) Net finance expense 1,687 2,134 Share-based compensation 3 6 Provisions for legal proceedings 98 101 Impairment of Goodwill and property, plant and equipment 27 19 Gain for bargain purchase - (266) Leniency agreement - (543) Net realizable value inventory adjustments 58 70 Fair value adjustment of biological assets 24 (340) DOJ (Department of Justice) and antitrust agreements 299 25 5,105 4,079 Changes in assets and liabilities: Trade accounts receivable (220) 941 Inventories 1,534 1,860 Recoverable taxes 343 (638) Other current and non-current assets 221 (174) Biological assets (757) (781) Trade accounts payable and supply chain finance 1,293 2,353 Tax payable in installments (97) (106) Other current and non-current liabilities 1,078 (988) Income taxes paid (31) (696) DOJ and Antitrust agreements payment - - Changes in operating assets and liabilities 3,363 1,771 Cash provided by operating activitiess 8,468 5,849 Interest paid (1,883) (1,299) Interest received 286 141 Net cash flows provided by operating activities 6,871 4,691 Cash flow from investing activities Purchases of property, plant and equipment (1,991) (3,441) Purchases of intangible assets (12) (12) Proceeds from sale of property, plant and equipment 263 125 Additional investments in equity-accounted investees (7) (1,214) Dividends received 30 8 Related party transactions 1 1 Other - (174) Cash provided by (used in) investing activities (1,715) (4,706) Cash flow from financing activities Proceeds from loans and financings 4,654 2,155 Payments of loans and financings (13,301) (2,319) Payments of leasing contracts (546) (584) Derivative instruments received (settled) 46 (203) Dividends paid - (2,218) Dividends paid to non-controlling interest (6) (16) Margin cash (125) 58 Purchase of PPC treasury shares - (0) Cash used in financing activities (9,278) (3,127) Effect of exchange rate changes on cash and cash equivalents (545) (341) Net change in cash and cash equivalents (4,667) (3,483) Cash and cash equivalents at the beggining of period 26,790 16,665 Cash and cash equivalents at the end of period 22,122 13,182 Consolidated

DISCLAIMER We make statements about future events that are subject to risks and uncertainties . Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access . Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers . Disclaimers with respect to forward - looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe,“ "may," "will," "continue," “expects,“ "predicts," "intends," "plans," "estimates," or similar expressions . Forward - looking statements and information are not guarantees of performance . They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur . Future results and shareholder value creation may differ materially from those expressed or implied by the forward - looking statements . Many of the factors that will determine these results and values are beyond our ability to control or predict . 25